Filed Pursuant to Rule 433
Registration Nos. 333-132370, 333-132370-1

Equity First
Opportunity First
2,200,000 Strategic Market Access Notes
Based Upon the Citi U.S. Equity Model Index
Due May 25, 2011
$10.00 per Note
Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

May 23, 2008

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Strategic Market
Access Notes
Based Upon the Citi U.S. Equity Model Index
Due May 25, 2011

This offering summary represents a summary of the terms and conditions of the Strategic Market Access Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Notes
The Strategic Market Access Notes based upon the Citi U.S. Equity Model Index (the “Notes”) are securities offering no principal protection. The amount you receive at maturity or upon your exercise of the Monthly Early Redemption Option described below, if any, will be based on the performance of the Citi U.S. Equity Model Index (the “Index”) and may be less than your initial investment in the notes and could be zero.

The Index is an equity index consisting of up to 45 but not less than 35 common stocks (the “Underlying Equities”) selected quarterly from a universe of all the companies, except Citigroup, that have their primary listing on the American Stock Exchange, The New York Stock Exchange or quoting on the Nasdaq National Market (the “U.S.-listed companies”) and for which Citigroup Investment Research (“CIR”) maintains research coverage at the time the quarterly selection is made. The Underlying Equities comprising the Index are equally weighted. You should refer to “Key Risk Factors for the Notes — The Return on the Index May Be Lower than the Return of an Index Based Upon a Different Selection of Underlying Equities” in this Offering Summary for important considerations regarding the selection of Underlying Equities.

The Index includes up to 45 but not less than 35 common stocks (excluding Citigroup Inc. or any of its affiliates) which: (1) meet the criteria for standardized options trading set forth under American Stock Exchange Rule 901C; (2) have market capitalizations of $10 billion or more; and (3) meet at least five of the following seven economic criteria (the “Economic Criteria”): (i) Free Cash Flow Yield of at least 2.0%; (ii) Debt-to-Capital Ratio of not more than 65%; (iii) Price-To-Book Value Ratio of not more than 2.5; (iv) EPS growth of at least 15%; (v) positive Operating Margin; (vi) Return on Equity of at least 12%; and (vii) positive EPS Revision Momentum, PROVIDED THAT (x) if the common stocks that meet at least five criteria are less than 35, then the common stocks that meet less than five but the highest number of criteria will be included in the Index, and (y) among those common stocks that meet at least five criteria or the same number of criteria, the common stocks that have the lowest positive “Enterprise Value to EBITDA Ratio,” will be selected for inclusion in the Index. You should refer to “Description of the Citi U.S. Equity Model Index — Description of the Methodology” in this offering summary for more information on the selection of the Underlying Equities.

The Index will be reconstituted on a quarterly basis on the fifteenth calendar day or, if the fifteenth calendar day is not an Index Business Day, on the next Index Business Day, of each January, April, July and October. The next reconstitution date will be July 15, 2008. As a result of the quarterly reconstitutions of the Index, the composition of the Underlying Equities is likely to change over time. The amount you receive at maturity or upon your exercise of the Monthly

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Early Redemption Option is primarily determined by the return of the Index as reflected in the Notes’ Net Investment Value. Some key characteristics of the Notes include:

£	No Principal Protection. The Notes are not principal protected. The amount you receive at maturity or upon your exercise of the Monthly Early Redemption Option may be less than your initial investment in the Notes and could be zero.

£	No Periodic Payments. The Notes do not offer current income, which means that you will not receive any payments on the Notes prior to maturity or your exercise of the Monthly Early Redemption Option. You will also not receive any dividend payments or other distributions, if any, made on the Underlying Equities.

£	Monthly Early Redemption Option. On any Index Business Day during the last five calendar days of each month (a Monthly Redemption Period) beginning on September 26, 2008, each holder of the Notes may redeem a minimum of 1,000 Notes ($10,000 aggregate principal amount) for cash in an amount equal to the Net Investment Value of the Notes on the second Index Business Day immediately following the last calendar day of such Monthly Redemption Period minus a Redemption Fee of 0.25% of such Net Investment Value.

£	Net Investment Value. The Net Investment Value of the Notes on the Pricing Date is $9.725 per Note. On any Index Business Day thereafter, the Net Investment Value per Note will equal $9.725 multiplied by the Index Return Percentage. Because the Net Investment Value per Note is determined by multiplying the Index Return Percentage by $9.725, not $10, only 97.25% of your initial investment in the Notes will participate in the appreciation, if any, of the Index. Additionally, the Net Investment Value of the Notes will be reduced by the monthly deduction of the Adjustment Factor. At maturity or upon early redemption, you will receive less than the principal amount you invested unless the value of the Index on the relevant Index Business Day is greater than its closing value on the Pricing Date by more than 2.83% (plus the Redemption Fee, if applicable). The daily Net Investment Value of the Notes will be published by the American Stock Exchange under the symbol “CKK.IV.”

£	Adjustment Factor. The value of the Index is calculated after the deduction of an Index Adjustment Factor of 1.00% per annum based upon the arithmetic average of the daily closing values of the Index on each Index Business Day of any month. The Adjustment Factor will be deducted from the value of the Index on the first Index Business Day of each month. The deduction of this adjustment factor will reduce the value of the Index and therefore, the return on your Notes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Types of Investors
The Notes may be an attractive investment for investors with an optimistic investment view of the Index who are also willing to accept risk to the principal invested, including:

£	Investors with positive return expectations for the Index who are willing to risk principal

£	Investors looking for an alternative for the portion of their portfolio that seeks diversified U.S. domestic equity exposure

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Commissions and Fees
Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.275 for each $10 Note sold in this offering. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.250 from this underwriting fee for each Note they sell. Similarly, certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive $0.250 from this underwriting fee for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Final Terms

Issuer:	Citigroup Funding Inc.

Security:	Strategic Market Access Notes Based Upon the Citi U.S. Equity Model Index Due May 25, 2011

Guarantee:
Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal-protected, you may receive a payment at maturity with a value less than the amount you initially invest.

Rating of the Issuer’s Obligations:
Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are not principal-protected, you may receive an amount at maturity that is less than the amount you initially invest.

Principal Protection:	None

Pricing Date:	May 23, 2008

Issue Date:	May 29, 2008

Final Valuation Date:	May 20, 2011

Final Maturity Date:	May 25, 2011

Issue Price:	$10 per Note

Coupon:	None

Underlying Index:	Citi U.S. Equity Model Index (Bloomberg symbol: “CEQMI”)

Amount to Be Received at Maturity:	Unless earlier redeemed by you, at maturity you will receive for each Note a maturity payment equal to the Net Investment Value of the Notes on the Final Valuation Date.

Net Investment Value:
On the Pricing Date, $9.725. On any Index Business Day thereafter the product of(x) $9.725 and(y) the Index Return Percentage. The American Stock Exchange will calculate and publish the Net Investment Value of the Notes under the symbol “CKK.IV.”

Index Return Percentage:	The Index Return Percentage on any Index Business Day will equal the following fraction, expressed as a percentage:
Ending Index Value

Starting Index Value

Starting Index Value:	196.26, the closing value of the Index on the Pricing Date

Ending Index Value:	The closing value of the Index on the relevant Index Business Day

Monthly Early Redemption Option:
On any Index Business Day during a Monthly Redemption Period, each holder of the Notes may redeem a minimum of 1,000 Notes ($10,000 aggregate principal amount) for cash in an amount equal to the Net Investment Value of the Notes on the Redemption Valuation Date minus a Redemption Fee of 0.25% of such Net Investment Value.

Monthly Redemption Period:	The last five calendar days of each month beginning on September 26, 2008.

Redemption Valuation Date:	The second Index Business Day immediately following the last Index Business Day in a Monthly Redemption Period.

Early Redemption Process:	To redeem your Notes during any Monthly Redemption Period, you must instruct your broker to take the following steps through normal clearing system channels:
• fill out an official notice of redemption, which is attached as Annex A to the pricing supplement related to this offering;

•    deliver your official notice of redemption to us (which must be acknowledged by us) on any Index Business Day in a Monthly Redemption Period but prior to 12:00 p.m. (New York City time) on the last Index Business Day in that Monthly Redemption Period; and

• transfer your book-entry interest in the Notes to the trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the fifth Payment Day following the Redemption Valuation Date.

Minimum Redemption Amount:	A minimum of 1,000 Notes ($10,000 aggregate principal amount) must be redeemed at one time for a request to exercise the Monthly Early Redemption Option to be accepted.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Index Business Day:
A day, as determined by the Calculation Agent, on which the Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of each of the Underlying Equities then-comprising the Index is capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of such Underlying Equity then-comprising the Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Payment Day:	A Payment Day is any day on which banking institutions in New York are not required by law to close for business.

Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “CKK,” subject to official notice of issuance.

Secondary Market:
Citigroup Global Markets Inc. intends to make a secondary market for the Notes, but it is not obligated to do so. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

Underwriting Discount:	2.75% (including the 2.50% sales commission defined below).

Sales Commission Earned:	$0.25 per Note for each Note sold by a Smith Barney Financial Advisor.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	17313G654

Benefits of the Notes

£	Growth Potential. The Net Investment Value payable at maturity or upon your exercise of the Monthly Early Redemption Option, if any, is primarily based on the Index Return Percentage, enabling you to participate in the increase, if any, in the value of the Index during the term of the Notes.

£	Diversification Potential. The Notes are linked to the Index, which consists of up to 45 but not less than 35 common stocks selected from a universe of all the U.S.-listed companies for which CIR maintains research coverage at the time the quarterly selection is made and may be an alternative for the portion of your portfolio that seeks diversified U.S. domestic equity exposure.

£	Monthly Early Redemption Option. If you do not wish to hold your Notes to maturity, you can redeem your Notes on any Index Business Day during a Monthly Redemption Period, beginning on September 26, 2008 for cash in an amount equal to the Net Investment Value of the Notes on the Redemption Valuation Date minus a Redemption Fee of 0.25% of such Net Investment Value. To timely exercise the Monthly Early Redemption Option, you must (1) redeem a minimum of 1,000 Notes; (2) fill out an official notice of redemption, which is attached as Annex A to the pricing supplement related to this offering; (3) deliver your official notice of redemption to us (which must be acknowledged by us) on any Index Business Day falling in a Monthly Redemption Period but prior to 12:00 p.m. (New York City time) on the last Index Business Day in that Monthly Redemption Period; and (4) transfer your book-entry interest in the Notes to the trustee on our behalf at or prior to 10:00 a.m. (New York City time) on the fifth Payment Day following the Redemption Valuation Date.

Key Risk Factors for the Notes
An investment in the Notes involves significant risks. While some of the risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this particular offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

£	Potential for Loss. The amount payable at maturity or upon your exercise of the Monthly Early Redemption Option, if any, will depend on the Net Investment Value of the Notes on the Final Valuation Date or the relevant Redemption Valuation Date, respectively. As a result,

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

the amount you receive at maturity or upon early redemption may be less than the amount you paid for your Notes. If the closing value of the Index declines, remains the same or does not increase by more than 2.83% (plus the Redemption Fee, if applicable) from the Starting Index Value, so that the Net Investment Value per Note on the relevant date is less than $10 per Note, the amount you receive for each Note will be less than the $10 you paid for each Note. This will be true even if the closing value of the Index at one or more times during the term of the Notes exceeds the Starting Index Value.

£	The Return on Your Notes Will Be Reduced. Because the Net Investment Value per Note is determined by multiplying the Index Return Percentage by $9.725, not $10, only 97.25% of your initial investment in the Notes will participate in the appreciation, if any, of the Index. Moreover, upon your exercise of the Monthly Early Redemption Option, a Redemption Fee of 0.25% of the Net Investment Value will be deducted from the redemption payment, if any, further reducing your return on the Notes. The value of the Index must increase by more than 2.83% (plus the Redemption Fee, if applicable) for the amount payable at maturity or upon early redemption, if any, to be greater than your initial investment in the Notes.

£	No Periodic Payments. The Notes do not offer current income, which means that you will not receive any payments on the Notes prior to maturity or your exercise of the Monthly Early Redemption Option. You will also not receive any dividend payments or other distributions, if any, made on the Underlying Equities.

£	Exchange Listing and Secondary Market. The Notes have been approved for listing on the American Stock Exchange under the symbol “CKK,” subject to official notice of issuance, but a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so. Furthermore, while the American Stock Exchange will calculate and publish the value of the Index and the Net Investment Value of the Notes every fifteen seconds during the trading hours of the American Stock Exchange on each Index Business Day, this is informational only and does not create any secondary market for the Notes.

£	The Tax Characterization of Some of the Potential Gains Is Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, including the tax consequences associated with the amount attributable to dividends and other current returns in respect of the Underlying Equities. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. Finally, the IRS and U.S. Treasury Department have recently requested public comments on a comprehensive set of tax policy issues (including timing, character, and withholding) related to financial instruments similar to the notes. In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, could require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in the pricing supplement for more information.

£	Limitations on the Monthly Early Redemption Option. If you elect to exercise your Monthly Early Redemption Option, you must offer to redeem at least 1,000 Notes ($10,000 aggregate principal amount) at one time during a Monthly Redemption Period. To redeem your Notes

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

during any Monthly Redemption Period, you must instruct your broker to take the steps outlined in “Final Terms — Early Redemption Process” above. If you provide your official notice of redemption after 12:00 p.m. (New York City time) on the last Index Business Day in a Monthly Redemption Period, your notice will not be effective and you will need to again complete all the required steps if you wish to redeem your Notes during a subsequent Monthly Redemption Period.

£	The Return on the Index May Be Lower than the Return of an Index Based Upon a Different Selection of Underlying Equities. The Underlying Equities comprising the Index each quarter will be selected solely on the basis of the results of a preset methodology (the “Methodology”). The Methodology will be applied to a universe of all the companies which have their primary listing on the American Stock Exchange, The New York Stock Exchange or quoting on the Nasdaq National Market and for which CIR maintains research coverage at the time the selection is made, regardless of which kind of investment recommendation is given by CIR. As a result, it is possible that the Underlying Equities comprising the Index could not include companies that would otherwise have been included in the Index had CIR maintained research coverage for such companies at that time. Overall, there is no assurance that the selection of Underlying Equities will actually perform better than a selection of Underlying Equities based on a different methodology. This may cause your return on the Index, if any, to be lower than the return on an index based on a different selection of Underlying Equities.

£	The Return on the Index May Be Lower than the Return on One or More of the Underlying Equities. Because the value of the Index will be based on the returns of up to 45 but not less than 35 Underlying Equities, a significant increase in the value of one of the Underlying Equities during the term of the Notes but not the other Underlying Equities may be substantially or entirely offset by a decrease in the value of the other Underlying Equities during the term of the Notes. This may cause your return on the Notes, if any, to be less than the return on a similar instrument linked to one or more of the Underlying Equities.

£	The Return on the Index May Be Lower Than an Index With More Geographic Diversification. While the Index will be comprised of up to 45 but not less than 35 common stocks selected from a universe of all the U.S.-listed companies for which CIR maintains research coverage at the time the quarterly selection is made, the Underlying Equities will be geographically concentrated in the United States. Such lack of diversification may cause the value of the Index to be more volatile and/or cause the return on the Notes, if any, to be less than the return on a similar instrument linked to more geographically diverse Underlying Equities.

£	The Preset Methodology Will Not Be Altered During the Term of the Notes. The Underlying Equities do not represent the full global equity market. Similarly, as described in detail in “Description of the Citi U.S. Equity Model Index” below, the preset methodology on which the Index is based only evaluates a universe of all the U.S.-listed companies for which CIR maintains research coverage on the basis of certain preset criteria. Any other economic criteria, political events or other market developments will not be reflected in the preset methodology or in the calculation of the Index, except to the extent such factor, event or development impacts the preset criteria. There is no guarantee that the Underlying Equities identified each quarter by the preset methodology will actually outperform the universe of companies analyzed by the preset methodology. You should refer to “Description of the Citi U.S. Equity Model Index — Description of the Methodology” in this offering summary for more information on the selection of the Underlying Equities.

£	Potential for a Lower Comparative Yield. The Notes do not pay any interest. As a result, if the Net Investment Value of the Notes on the Final Valuation Date or the relevant

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Redemption Valuation Date is less than $11.52 (an increase of 18.42% from the Starting Index Value), the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

£	The Resale Value of the Notes May be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the Index, the Net Investment Value of the Notes, currency exchange rates, the performance of the Underlying Equities, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

£	Fees and Conflicts. Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Underlying Equities, or other instruments, such as options, swaps or futures, based upon the Underlying Equities by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

£	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

DESCRIPTION OF THE CITI U.S. EQUITY MODEL INDEX
General  The Citi U.S. Equity Model Index (the “Index”) is an equity index consisting of up to 45 but not less than 35 common stocks, which we refer to as the Underlying Equities, selected quarterly from a universe of all the companies, except Citigroup, that have their primary listing on the American Stock Exchange, The New York Stock Exchange or quoting on the Nasdaq National Market (the “U.S.-listed companies”) and for which Citigroup Investment Research (“CIR”) maintains research coverage at the time the quarterly selection is made. The universe may change in connection with each quarterly reconstitution, provided that any change in the universe shall mirror a change in the companies for which CIR maintains research coverage, if any. The Underlying Equities comprising the Index are equally weighted.

In calculating the Index, dividends and distributions are applied on the ex-distribution date. On each Index Business Day, if a component security is ex-distribution a regular way dividend, special dividend or return of capital, the distribution amount is reinvested in the component security. To effect this, the number of such component’s shares will be adjusted to equal the sum of (i) the number of shares of such component immediately prior to the ex-distribution and (ii) the result of dividing (a) the product of the distribution amount per share and the number of shares of such component immediately prior to the ex-distribution divided by (b) the difference between the prior Index Business Day’s closing price and the distribution amount per share.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

The American Stock Exchange began calculating and publishing the daily value of the Index on March 12, 2008, with an initial value of the Index being set to 100.00 on October 15, 2003. The American Stock Exchange publishes the daily value of the Index every fifteen seconds during the trading hours of the American Stock Exchange on each Index Business Day under the symbol “CEQMI”.

The Index is based on a preset methodology (the “Methodology”) that encompasses the combined application of the criteria described below, as developed by Citigroup Inc.

Description of the Methodology  The Methodology was developed by Citigroup Inc. and is based on data compiled for each of the criteria for the period generally from October 15, 2003 to the present. Where the data for any criterion for this time period was not available or reliable, data was added to the Methodology data set as such information became available.

Each quarter, on the fifteenth calendar day or, if the fifteenth calendar day is not an Index Business Day, on the next Index Business Day, of each January, April, July and October, the American Stock Exchange will rebalance the Index. All data required for each of the filtering criteria will be as of the close of the fifth Index Business Day prior to the Index Rebalancing Day. Accordingly, a new set of data for each of the filtering criteria is added quarterly to the data set for analysis through the Methodology.

The criteria used in the Methodology are the following:
°     outstanding listed options
°     market capitalization
°     free cash flow yield of at least 2.0%
°     debt-to-capital ratio of not more than 65%
°     price-to-book value of not more than 2.5
°     return on equity of at least 12%
°     positive operating margin
°     projected earnings per share growth of at least 15%
°     positive earning per share revision momentum
°     enterprise value to EBITDA ratio

Data for each of the criteria are collected from publicly available and third-party databases, which currently include Compustat, FT Interactive Data and IBES. Data are either directly available from such databases or formulaically determined using such databases.

The American Stock Exchange first determines which companies for which CIR maintains research coverage (the “Eligible Companies”): (1) meet the current criteria for standardized options trading set forth in American Stock Exchange Rule 901C; and (2) have a market capitalization of USD $10 billion or more.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

The American Stock Exchange then determines which Eligible Companies meet at least five of the seven criteria described below (the “First Tier Companies”). The following table summarizes such seven criteria, their data sources and any formulaic calculations that are performed in order to determine the values of each criterion:

Criterion	Data Source(s)	Calculation

Free cash flow yield of at least 2.0%	FT Interactive Data, Compustat	“Free Cash Flow Yield” for any common stock will be equal to a ratio, the numerator of which will be that common stock issuer’s cumulative trailing 12-month free cash flow and the denominator of which will be that common stock issuer’s current market capitalization. Cumulative trailing 12-month free cash flow will be calculated as the difference between (1) 12-month trailing net cash flow from operations (dates are aligned to the latest fully reported fiscal quarter available) and (2) 12-month trailing capital expenditure as reported by Compustat. Current market capitalization will be equal to the product of the last reported price and shares outstanding as reported by FT Interactive Data.
Debt-to-capital ratio of not more than 65%	Compustat	“Debt-To-Capital Ratio” for any common stock will be equal to a ratio, the numerator of which will be the sum of that common stock issuer’s total long-term debt and the denominator of which will be the sum of the sum of that common stock issuer’s total long-term debt and shareholder’s equity, both as of the latest fully reported fiscal quarter and as reported by Compustat.
Price-to-book value of not more than 2.5	Compustat	“Price-to-Book Value Ratio” for any common stock will be equal to a ratio, the numerator of which will be that common stock issuer’s last reported price and the denominator of which will be that common stock issuer’s book value per share. Book value per share is defined as that reported by Compustat as of the most recently completed month end.
Return on equity of at least 12%	Compustat	“Return on Equity” for any common stock will be equal to a ratio, the numerator of which will be that common stock issuer’s latest twelve month earnings per share and the denominator of which will be the book value per share, as reported by Compustat as of the end of the most recent month.
Positive operating margin	Compustat	“Operating Margin” for any common stock will be equal to a ratio, the numerator of which will be equal to the difference between operating income before depreciation and the sum of depreciation and amortization expense, and the denominator of which will be net sales, all figures as reported by Compustat as of the latest available reported fiscal quarter.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Criterion	Data Source(s)	Calculation

Projected earnings per share growth of at least 15%	IBES, Compustat	“EPS Growth” for any common stock will be equal to the compound annual EPS growth, based on IBES data, calculated by subtracting 1 from the square root of a ratio, the numerator of which will be forecasted mean consensus EPS estimate for that common stock issuer and the denominator of which will be that common stock issuer’s actual EPS. Actual EPS will be equal to that reported for the most recently completed fiscal year for the underlying issuer. Forecasted EPS will be equal to that forecasted for the underlying issuer in the second full fiscal year after the most recently completed fiscal year.
Positive earning per share revision momentum	IBES, Compustat	“EPS Revision Momentum” for any common stock will be calculated by subtracting 1 from a ratio, the numerator of which will be the current mean consensus EPS estimate and the denominator of which will be the mean consensus EPS estimate three months prior, both as reported by IBES.

The American Stock Exchange then sorts the First Tier Companies based on their positive Enterprise Value to EBITDA ratio, from the lowest to the highest, and selects up to 45 First Tier Companies to be included in the Index. Information on the calculation of the Enterprise Value to EBITDA ratio is set forth in the following table:

Criterion	Data Source(s)	Calculation

Enterprise Value to EBITDA Ratio	IBES, Compustat	“Enterprise Value to EBITDA Ratio” for any common stock will be calculated from a ratio, the numerator of which will be the enterprise value and the denominator of which will be that common stock issuer’s EBITDA, or earnings before interest, taxes, depreciation and amortization, based on IBES data. Enterprise Value and EBITDA are both as of the latest fully-reported fiscal quarter and as reported by Compustat

If the First Tier Companies are less than 35, then the American Stock Exchange determines which Eligible Companies meet at least four of the seven criteria described below (the “Second Tier Companies”). The American Stock Exchange then sorts the Second Tier Companies based on their positive Enterprise Value to EBITDA ratio, from the lowest to the highest, and selects a number of Second Tier Companies such that the aggregate number of First Tier Companies and Second Tier Companies to be included in the Index is equal to 35.

If the aggregate number of First Tier Companies and Second Tier Companies is less than 35, then the American Stock Exchange determines which Eligible Companies meet at least three of the seven criteria described above (the “Third Tier Companies”). The American Stock Exchange then sorts the Third Tier Companies based on their positive Enterprise Value to EBITDA ratio, from the lowest to the highest, and selects a number of Third Tier Companies such that the aggregate number of First Tier Companies, Second Tier Companies and Third Tier Companies to be included in the Index is equal to 35.

If the aggregate number of First Tier Companies, Second Tier Companies and Third Tier Companies is less than 35, then the American Stock Exchange determines which Eligible Companies meet at least two of the seven criteria described above (the “Fourth Tier Companies”). The American Stock Exchange then sorts the Fourth Tier Companies based on their positive Enterprise Value to EBITDA ratio, from the lowest to the highest, and selects a number of Fourth

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Tier Companies such that the aggregate number of First Tier Companies, Second Tier Companies, Third Tier Companies and Fourth Tier Companies to be included in the Index is equal to 35.

If the aggregate number of First Tier Companies, Second Tier Companies, Third Tier Companies and Fourth Tier Companies is less than 35, then the American Stock Exchange determines which Eligible Companies meet at least one of the seven criteria described above (the “Fifth Tier Companies”). The American Stock Exchange then sorts the Fifth Tier Companies based on their positive Enterprise Value to EBITDA ratio, from the lowest to the highest, and selects a number of Fifth Tier Companies such that the aggregate number of First Tier Companies, Second Tier Companies, Third Tier Companies, Fourth Tier Companies and Fifth Tier Companies to be included in the Index is equal to 35.

Quarterly Rebalancing and Reconstitution (if required) of the Index  On the fifteenth calendar day or, if the fifteenth calendar day is not an Index Business Day, on the next Index Business Day of each quarter (each, an “Index Rebalancing Day”) the American Stock Exchange will rebalance and reconstitute the Index based upon the Underlying Equities to be included in the Index for such quarter as determined upon the application of the Methodology described above. The next rebalance date will be July 15, 2008. The American Stock Exchange will remove the Underlying Equity no longer to be included in the Index and will add the Underlying Equity newly included in the Index. All calculations will be based upon the data required for the computation of the criteria for each of the companies (whether being removed or added) as of the close of the fifth Index Business Day prior to the Index Rebalancing Day.

An Index Rebalancing Day is a day, as determined by the Calculation Agent, on which (i) all data required for the computation of the criteria for each of the companies are published or otherwise readily available, and the Index or any successor index is calculated and published, and (ii) securities comprising more than 80% of the value of each of the Underlying Equities then-comprising or to be added to the Index are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of such Underlying Equity. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Index Adjustment Factor  An Index Adjustment Factor of 1.00% per annum will be deducted from the value of the Index. The amount of the Index Adjustment Factor each month will be calculated and deducted from the value of the Index on the first Index Business Day of each month by multiplying (i) the Index Adjustment Factor of 1.00% per annum and (ii) the product of (x) the arithmetic average of the closing values of the Index on every Index Business Day in the prior month and (y) a fraction, the numerator of which is the actual number of calendar days in that month and the denominator of which is 365.

The Index Adjustment Factor of 1.00% will remain unchanged throughout the term of the Notes.

You should refer to the pricing supplement related to this offering for additional information on the Underlying Equities. All disclosures on the Underlying Equities in the pricing supplement are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

Hypothetical and Actual Historical Closing Values Table

Actual historical results of the Methodology were used to calculate the hypothetical historical closing values of the Index. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Index or the future performance of the Index. Any hypothetical historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

The following table sets forth the actual and hypothetical historical high and low closing values of the Index for each month from October 2003 to May 2008. Each value was calculated as if the Index had been created on October 15, 2003 with an initial value of 100.00. The American Stock Exchange actually began calculating and publishing the daily value of the Index on

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

March 12, 2008. The hypothetical historical closing values set forth below have not been reviewed or verified by the American Stock Exchange.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low

January	—	—	108.45	104.58	125.57	122.15	155.63	148.98	175.60	170.54	200.61		178.31
February	—	—	108.63	105.44	133.08	126.13	155.85	150.32	182.48	176.48	196.35		184.70
March	—	—	109.74	104.99	135.03	128.83	160.41	152.28	184.32	172.86	191.63		178.89
April	—	—	111.86	107.38	132.87	124.17	164.35	158.94	192.62	184.10	195.47		186.42
May	—	—	108.65	104.42	131.46	125.12	164.39	152.15	200.95	190.68	202.72	(1)	195.34	(1)
June	—	—	112.27	108.61	136.31	131.89	158.17	146.28	203.08	193.92	—		—
July	—	—	111.04	108.43	142.51	134.02	159.47	152.76	204.80	189.31	—		—
August	—	—	111.40	106.86	143.31	139.04	161.47	157.70	191.52	179.19	—		—
September	—	—	116.09	111.77	146.67	142.52	163.75	158.34	199.98	186.27	—		—
October	100.58	98.07	118.67	113.49	146.39	135.51	172.56	161.33	205.82	199.37	—		—
November	101.41	97.76	124.62	115.97	147.71	141.03	175.91	169.66	201.50	189.14	—		—
December	105.18	99.56	126.33	122.53	149.64	146.57	179.15	174.33	207.28	196.48	—		—

(1)	Through May 23, 2008.

Hypothetical and Actual Historical Closing Values Graph

The following graph sets forth the hypothetical historical closing values of the Index on each Index Business Day commencing on October 15, 2003 and ending on March 11, 2008. The graph also sets forth the actual closing values of the Index on each Index Business Day commencing on March 12, 2008 and ending on May 23, 2008. Neither hypothetical nor actual past movements of the Index are indicative of future closing values.

Monthly Closing Values of the Citi U.S. Equity Model Index

Hypothetical Examples

The examples of hypothetical amounts received at maturity or upon early redemption set forth below are intended to illustrate the effect of different closing values of the Index on the amount you will receive in respect of the Notes upon your exercise of the Monthly Early

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

Redemption Option or at maturity. All of the hypothetical examples are based on the following assumptions:

°     Issue Price: $10.00 per Note
°     Starting Index Value: 187.94
°     Redemption Fee: 0.25% of the Net Investment Value

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive upon your exercise of the Monthly Early Redemption Option will depend on the Net Investment Value on the relevant Redemption Valuation Date, minus the Redemption Fee, while the actual amount you receive at maturity (if not earlier redeemed) will depend on the Net Investment Value on the Final Valuation Date.

							Hypothetical
							Amount
							Received	Hypothetical
							Upon	Note Return
	Hypothetical	Hypothetical	Hypothetical	Hypothetical	Hypothetical		Exercise of	Upon Exercise
	Starting	Ending	Index	Initial	Maturity	Hypothetical	the Early	of the Early
	Index	Index	Return	Investment	Payment	Return	Redemption	Redemption
Example	Value	Value	Percentage(1)	per Note	per Note(2)	at Maturity	Option(3)	Option

1	187.94	112.76	60.00%	$10.00	$5.835	—41.65%	$5.820	—41.80%

2	187.94	169.15	90.00%	$10.00	$8.753	—12.48%	$8.731	—12.69%

3	187.94	187.94	100.00%	$10.00	$9.725	—2.75%	$9.701	—2.99%

4	187.94	193.25	102.83%	$10.00	$10.000	0.00%	$9.975	—0.25%

5	187.94	193.74	103.09%	$10.00	$10.025	0.25%	$10.000	0.00%

6	187.94	206.73	110.00%	$10.00	$10.698	6.98%	$10.671	6.71%

7	187.94	263.12	140.00%	$10.00	$13.615	36.15%	$13.581	35.81%

(1)	The Hypothetical Index Return Percentage equals the following fraction, expressed as a percentage:
Ending Index Value
Starting Index Value

(2)	The Hypothetical Maturity Payment per Note equals the Hypothetical Net Investment Value per Note: $9.725 multiplied by the Hypothetical Index Return Percentage.

(3)	The Hypothetical Amount received per Note Upon Exercise of the Early Redemption Option equals the Hypothetical Net Investment Value per Note minus a Redemption Fee equal to 0.25% of the Net Investment Value of the Note.

Certain U.S. Federal Income Tax Considerations
The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets. A “U.S. Holder” is defined to mean a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Notes.

For U.S. federal income tax purposes, we intend to treat the Notes as a cash-settled prepaid forward contract providing for a future payment based on the value of the Underlying Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the prepaid forward contract. Under such treatment, a holder’s tax basis in a Note generally will equal the holder’s cost for that Note, and a holder who is a U.S. Holder generally will recognize gain or loss upon the sale or other taxable disposition of a Note equal to the difference between the amount realized on the sale or other taxable disposition and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the holder has held the Notes for more than one year at the time of disposition. Under the above characterization, at maturity a holder who is a U.S. Holder will recognize capital gain or loss

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

equal to any difference between the amount of cash received from Citigroup Funding and the holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term gain or loss if the holder has held the Notes for more than one year at maturity.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, including the tax consequences associated with the amount attributable to dividends and other current returns in respect of the underlying equities. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

In the case of a holder of a Note that is not a U.S. Holder, the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax
If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Equıty Fırst a family of intelligent investments Equıty
rst a family of intelligent investments Equıty Fırst a fa

Strategic Market Access Notes

ERISA and IRA Purchase Considerations
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations
If the closing value of the Index or any of the Underlying Equities is not available on any relevant Index Business Day, the Calculation Agent may determine the value of the Index or the Underlying Equities in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Index or any of the Underlying Equities is discontinued, the Calculation Agent may determine the value of the Index or the Underlying Equities by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the value of the relevant index prior to any such discontinuance. You should refer to the sections “Description of the Notes — Discontinuance of the Citi U.S. Equity Model Index,” “— Alteration of Method of Calculation” and “Description of the Citi U.S. Equity Model Index — Discontinuance of an Underlying Total Return Index” and “— Alteration of Method of Calculation” in the related pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.